Mail Stop 6010

January 16, 2008

Frank E. Collins
Senior Executive Vice President --
Legal and Administration, and Secretary
Sierra Health Services, Inc.
2724 North Tenava Way
Las Vegas, Nevada 89128

       Re: **Sierra Health Services, Inc.**
                Annual Report on Form 10-K/A
                Filed April 30, 2007
                File No. 001-08865

Dear Mr. Collins:

      We have completed our review of your executive compensation and related disclosure and have no further comments at this time.

      Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

      If you have any further questions regarding our review of your filing, please call me at (202) 551-3635.

                              Sincerely,

                              Tim Buchmiller
                              Senior Attorney